Exhibit 99.1

Materialise Announces Results of 2018 Extraordinary General Meeting

Leuven, Belgium – Nov. 30, 2018 – Materialise NV (NASDAQ: MTLS), a leading provider of additive manufacturing software and of sophisticated 3D printing solutions, today announced the results of the votes cast at its Extraordinary General Meeting held on Wednesday, November 28, 2018 at its headquarters located at Technologielaan 15, 3001 Leuven, Belgium.

At the Extraordinary General Meeting, shareholders approved all resolutions, including appointment of Mr. Volker Hammes to serve as a director until the next Annual General Shareholders’ Meeting.

About Materialise

Materialise incorporates almost 3 decades of 3D printing experience into a range of software solutions and 3D printing services, which together form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Investor contacts:

Investor Relations Materialise

Email: investors@materialise.com

Harriet Fried

Senior Vice President

LHA

+1-212-838-3777

hfried@lhai.com

Press contact:

Kristof Sehmke

kristof.sehmke@materialise.be

tel: +32 477 70 22 60